UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36487

Atlantica Yield plc
(Exact name of Registrant as Specified in its Charter)

Not Applicable
(Translation of Registrant's name into English)

Great West House, GW1, 17th floor
Great West Road
Brentford, TW8 9DF
United Kingdom
Tel.: +44 20 7098 4384

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

 Third Quarter 2017 Earnings PresentationNovember 13, 2017  New ticker symbol effective November 14  ”AY”

 This presentation contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this presentation, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “is likely to,” “may,” “plan,” “potential,” “predict,” “projected,” “should” or “will” or the negative of such terms or other similar expressions or terminology. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this presentation and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements.The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions, most of which are beyond our control. Atlantica cannot make any representation regarding an agreement reached by two third parties. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa.Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others: difficult conditions in the global economy and in the global market and uncertainties in emerging markets where we have international operations; changes in government regulations providing incentives and subsidies for renewable energy, including reduction of our revenues in Spain, which are mainly defined by regulation through parameters that could be reviewed at the end of each regulatory period; political, social and macroeconomic risks relating to the United Kingdom's potential exit from the European Union; changes in general economic, political, governmental and business conditions globally and in the countries in which we do business; decreases in government expenditure budgets, reductions in government subsidies or adverse changes in laws and regulations affecting our businesses and growth plan; challenges in achieving growth and making acquisitions due to our dividend policy; inability to identify and/or consummate future acquisitions, whether the Abengoa ROFO Assets, other ROFO assets, or otherwise, on favorable terms or at all; our ability to identify and reach an agreement with new sponsors or partners similar to the ROFO Agreement with Abengoa; legal challenges to regulations, subsidies and incentives that support renewable energy sources; extensive governmental regulation in a number of different jurisdictions, including stringent environmental regulation; increases in the cost of energy and gas, which could increase our operating costs; counterparty credit risk and failure of counterparties to our offtake agreements to fulfill their obligations; inability to replace expiring or terminated offtake agreements with similar agreements; new technology or changes in industry standards; inability to manage exposure to credit, interest rates, foreign currency exchange rates, supply and commodity price risks; reliance on third-party contractors and suppliers; risks associated with acquisitions and investments; deviations from our investment criteria for future acquisitions and investments; failure to maintain safe work environments; effects of catastrophes, natural disasters, adverse weather conditions, climate change, unexpected geological or other physical conditions, criminal or terrorist acts or cyber-attacks at one or more of our plants; insufficient insurance coverage and increases in insurance cost; litigation and other legal proceedings including claims due to Abengoa's restructuring process; reputational risk, including potential damage caused to us by Abengoa’s reputation; the loss of one or more of our executive officers; failure of information technology on which we rely to run our business; revocation or termination of our concession agreements or power purchase agreements; inability to adjust regulated tariffs or fixed-rate arrangements as a result of fluctuations in prices of raw materials, exchange rates, labor and subcontractor costs; exposure to market electricity can impact revenue from our renewable energy and conventional power facilities; changes to national and international law and policies that support renewable energy resources; lack of electric transmission capacity and potential upgrade costs to the electric transmission grid; disruptions in our operations as a result of our not owning the land on which our assets are located; risks associated with maintenance, expansion and refurbishment of electric generation facilities; failure of our assets to perform as expected, including Solana and Kaxu; failure to receive dividends from all project and investments, including Solana and Kaxu; variations in meteorological conditions; disruption of the fuel supplies necessary to generate power at our conventional generation facilities; deterioration in Abengoa's financial condition; Abengoa's ability to meet its obligations under our agreements with Abengoa, to comply with past representations, commitments and potential liabilities linked to the time when Abengoa owned the assets, potential clawback of transactions with Abengoa, and other risks related to Abengoa; failure to meet certain covenants or payment obligations under our financing arrangements; failure to obtain pending waivers in relation to the minimum ownership by Abengoa and the cross-default provisions contained in some of our project financing agreements; failure of Abengoa to maintain existing guarantees and letters of credit under the Financial Support Agreement or failure by us to maintain guarantees; uncertainty regarding the fair value of the Abengoa debt and equity instruments not yet sold, which were received in relation to the agreement reached with Abengoa on the preferred equity investment in ACBH; our ability to consummate future acquisitions from Abengoa, AAGES, Algonquin or others; changes in our tax position and greater than expected tax liability; our ability to use U.S. NOLs to offset future income may be limited, including the possibility of experiencing an “ownership change” as defined under Section 382 of the U.S. Internal Revenue Code; conflicts of interest which may be resolved in a manner that is not in our best interests or the best interests of our minority shareholders, potentially caused by our ownership structure and certain service agreements in place with our current largest shareholder; impact on the stock price of the Company of the sale by Abengoa of its stake in the Company and potential negative effects of a potential sale by Abengoa of its stake in the Company or of a potential change of control of the Company or of a potential delay or failure of a sale process; failure by Abengoa and Algonquin to close the agreement reached between both parties on November 1, 2017, for the acquisition by Algonquin of a 25% stake in Atlantica from Abengoa, including its potential negative impact on our stock price; failure to sign a shareholders’ agreement with Algonquin and Abengoa on or before the closing of the purchase of the 25% interest by Algonquin in the terms of the non-binding term-sheet signed between the three parties, including its potential negative impact on the stock price of the Company; failure to sign a ROFO agreement with AAGES, a joint venture to be created by Algonquin and Abengoa to invest in the development and construction of contracted clean energy and water infrastructure contracted assets, including its potential negative impact on the stock price of the Company; technical failure, design errors or faulty operation of our assets not covered by guarantees or insurance; failure to collect insurance proceeds in the expected amounts; failure to reach an agreement on the extension of the production guarantee period at Solana and Kaxu; and various other factors including those discussed in our Annual Report. Furthermore, any dividends are subject to available capital, market conditions, and compliance with associated laws and regulations. These factors should be considered in connection with information regarding risks and uncertainties that may affect Atlantica Yield’s future results included in Atlantica Yield’s filings with the U.S. Securities and Exchange Commission at www.sec.gov. Atlantica Yield undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or developments or otherwise.Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or targeted.This presentation includes certain non-GAAP (Generally Accepted Accounting Principles) financial measures which have not been subject to a financial audit for any period. We present non-GAAP financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity.The non-GAAP financial measures may not be comparable to other similarly titled measures of other companies and have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-GAAP financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB and should not be considered as alternatives to operating profit or profit for the year or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.The CAFD and other guidance included in this presentation are estimates as of November 13, 2017. These estimates are based on assumptions believed to be reasonable as of that date. Atlantica Yield plc. disclaims any current intention to update such guidance, except as required by law.  DISCLAIMER

  Key Messages                  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 21)CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions, most of which are beyond our control. Atlantica cannot make any representation regarding an agreement reached by two third parties. The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa   Solid operating results, with Revenues in the 9-month period of $775.2 million (+2%) and Further Adjusted EBITDA including unconsolidated affiliates1 of $629.1 million, in line with the previous year. Excellent operating cashflow of $327.3 million (+8%) and CAFD2 generation of $132.1 million (+18%)   ACT change of ownership waiver secured DOE consent to lower Abengoa’s ownership to 16%, subject to conditions precedent   Planned partnership3 with Algonquin to drive accretive growth   Dividend of $0.29 per share declared by the Board of Directors, a 12% increase with respect to the previous quarter

 1. Financial Results  2. Strategic Update  AGENDA  3. Q&A   Appendix

 1. Financial Results

               HIGHLIGHTSStrong Results and Excellent CAFD Generation in the Period    3 monthsSept 16  295.3  264.3  53.8    ∆  (1%)  (11%)  (32%)    9 monthsSept 16  763.0  626.8  112.1    ∆  +2%  -      Revenue  Further Adjusted EBITDA incl. unconsolidated affiliates1  3 monthsSept 17  292.0  236.3  9 monthsSept 17  775.2  629.1  +18%  CAFD3  36.7  132.1  US $ in millions   Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 21)Excluding $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million in the nine-month period ended September 30, 2016CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016  Further Adjusted EBITDAincl. unconsolidated affiliateswithout ACBH dividend2  (2%)  +2%

Q3 2017 Earnings Presentation

Atlantica Yield

HIGHLIGHTS

Solid Overall Results

Geographical & Technological Diversification Provides Stability

US $ in millions

	NORTH AMERICA			SOUTH AMERICA			EMEA		
	9 months Sept 17	9 months Sept 16	Δ	9 months Sept 17	9 months Sept 16	Δ	9 months Sept 17	9 months Sept 16	Δ
Revenue	270.0	275.3	(2%)	90.0	88.2	+2%	415.1	399.5	+4%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	243.2	244.2	(0%)	84.2	93.6	(10%)	301.7	289.0	+4%
Margin	90%	89 %		94%	106 %		73%	72 %	

US $ in millions

	RENEWABLES			CONVENTIONAL			TRANSMISSION			WATER		
	9 months Sept 17	9 months Sept 16	Δ	9 months Sept 17	9 months Sept 16	Δ	9 months Sept 17	9 months Sept 16	Δ	9 months Sept 17	9 months Sept 16	Δ
Revenue	594.5	578.3	+3%	89.7	94.9	(6%)	71.0	70.8	+0%	20.0	19.0	+5%
Further Adjusted **EBITDA** incl. unconsolidated affiliates[1]	462.6	449.0	+3%	79.9	80.1	(0%)	68.7	79.9	(14%)	17.9	17.8	+1%
Margin	78%	78 %		89%	84 %		97%	113 %		90%	93 %	

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 21)

7

     KEY OPERATIONAL METRICSRobust and Steady Overall Performance      GWh produced  2,577  2,587          GWh produced  Electric availability  1,787  1,799  100.4%  97.7%          Availability  97.5%  99.9%          Availability  102.3%  102.3%  RENEWABLES    TRANSMISSION    WATER    CONVENTIONAL    MW in operation  300  300  Mft3 in operation  10.5  10.5  Miles in operation  1,099  1,099  MW in operation  1,442  1,442  Includes curtailment in wind assets for which we received compensation in the nine-month period ended September 30, 2017Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assetsConventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodicallyElectric availability refers to operational MW over contracted MW with PemexAvailability refers to actual availability adjusted as per contractAvailability refers to actual availability divided by contracted availability  1  6  (3)  5  4  2  9 months Sept 17  9 months Sept 16  9 months Sept 17  9 months Sept 16  9 months Sept 17  9 months Sept 16  9 months Sept 17  9 months Sept 16  2

     LIQUIDITYStrong Liquidity      US $ in millions  Cash at project companies   - Restricted - Unrestricted  STFI1 at project companies  597.0  256.1340.9  As of Sep. 30,2017  86.5    (1) STFI stands for Short Term Financial Investments (restricted) Exchange rates as of September 30, 2017: (EUR/USD = 1.1814). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)  CASH POSITION  TOTAL LIQUIDITY     472.6  236.1236.5  As of Dec. 31,2016  79.3    880.6  674.1  Corporate cash at Atlantica Yield  197.1  122.2

         OPERATING CASH FLOW      (2.2)  264.3  (27.2)  (16.3)  (34.3)  (32.2)  (39.3)  112.8    Q3 2017  (2.1)  236.3  (29.0)  32.5  (14.7)  (3.7)  (48.8)  170.5  CASH FLOWOutstanding Operating Cash Flow       Net change in consolidated cash  US $ in millions   9m 2017  9m 2016  Further Adjusted EBITDA incl. unconsolidated affiliates1  (6.7)  (5.2)  Share in EBITDA of unconsolidated affiliates  Interest and income tax paid  Variations in working capital   Non monetary adjustments and other  INVESTING CASH FLOW  FINANCING CASH FLOW   626.8  629.1  (192.2)  (198.6)  (57.2)  (47.5)  (68.5)  (50.5)  (54.7)  15.7  (101.7)  (172.5)  145.8  170.5  302.2    327.3  Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 21)    223.0  Q3 2016  184.3  +8%    +21%

Q3 2017 Earnings Presentation

Atlantica Yield

EBITDA-CAFD RECONCILIATION

Solid CAFD and Cash Generation in the First Nine Months of 2017

US $ in millions	9m 2017	9m 2016	
Further Adjusted EBITDA incl. unconsolidated affiliates[1]	**629.1**	**626.8**	
Share in **EBITDA** of unconsolidated affiliates	(5.2)	(6.7)	
Dividends from unconsolidated affiliates	2.4	5.0	
Non-monetary adjustments	(35.8)	(42.4)	
Interest and income tax paid	(198.7)	(192.2)	
Change in other assets and liabilities	(26.9)	(61.0)	
Principal amortization of indebtedness	(96.6)	(86.9)	
Dividends paid to non-controlling interest	(4.6)	(9.0)	
Deposits in/withdrawals from restricted accounts	(27.2)	(64.9)	
CASH GENERATED	**236.5**	**168.7**	+40%
Change in non-restricted cash at project companies	(104.4)	(71.5)	
ATN2 refinancing	-	14.9	
CAFD[2]	**132.1**	**112.1**	+18%

Proceeds from Abengoa debt and equity monetization	**27.4**
Total CAFD including proceeds from Abengoa instruments	**159.5**

(1) Further Adjusted EBITDA including unconsolidated affiliates includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation (see reconciliation on page 21)

(2) CAFD includes $10.4 million of ACBH dividend compensation in the nine-month period ended September 30, 2017 and $21.2 million of ACBH dividend compensation and $14.9 million of one-time impact of a partial refinancing of ATN2 in the nine-month period ended September 30, 2016

11

   FINANCINGConservative Leverage at Holding Company Level        US $ in millions  Net project debt1  Net corporate debt / CAFD pre corporate debt service2  4,982.6  As of Sep. 30,2017  2.3x  DEBT POSITION    4,857.9  As of Dec. 31,2016  Net debt corresponds to gross debt including accrued interest less cash and cash equivalentsBased on midpoint CAFD guidance pre corporate debt service for the year 2017 Exchange rates as of September 30, 2017: (EUR/USD = 1.1814). Exchange rates as of December 31, 2016: (EUR/USD = 1.0517)  Net corporate debt1  503.8  546.0

       FINANCINGNet Debt Bridge  Operating cash flow before interest paid  5,404  526.0  198.7  Net interest and income tax paid  Operations1    In $ millions  SEP 17  DEC 16    Acquisitions  Dividends paid  FX Translation differences  Accrued interest and other  Proceeds from Abengoa Instruments  2.1  70.8  27.4  5,486  267.4  96.8  Net debt as of  Net debt as of

 2. Strategic Update

Q3 2017 Earnings Presentation

Atlantica Yield

PARTNERSHIP WITH ALGONQUIN

The Agreement[1] with Algonquin opens a New Chapter for Atlantica

1 New Strong Sponsor

Algonquin Power & Utilities Corp. to acquire 25% stake in Atlantica from Abengoa[2]

2 New Access to Growth

Algonquin and Abengoa to form AAGES[1], a joint venture to develop and construct clean energy and water projects. New planned ROFO with AAGES[3]

Agreement to periodically discuss the purchase of assets from Algonquin

3 Visibility on Growth Financing

Algonquin to lead future accretive capital increases

Possibility of reaching over time a participation of up to 41.5% interest in Atlantica

ALGONQUIN Power & Utilities Corp.

- ✓ North American diversified generation, transmission and distribution utility
- ✓ $4.2 billion market capitalization
- ✓ Listed in Toronto and NYSE
- ✓ Investment grade capital structure
- ✓ Strong access to capital
- ✓ Excellent track record of growth

Liberty Power

1.5 GW high quality renewable power and clean energy portfolio of water, wind, solar, and natural gas

Liberty Utilities

North American generation, transmission and distribution utility serving over 750,000 customers

(1) The purchase of Atlantica shares by Algonquin from Abengoa is subject to a number of conditions, most of which are beyond our control. Atlantica cannot make any representation regarding an agreement reached by two third parties
(2) Algonquin has an option to purchase the remaining 16.5% from Abengoa until approximately March 31 2018
(3) The term-sheets entered into with Algonquin, AAGES and Abengoa are non-binding term-sheets and while the parties have agreed to negotiate in good faith towards a mutually beneficial outcome, there is no guarantee that the AAGES ROFO and other agreements will be entered into, or that any assets will be purchased by Atlantica from Algonquin, AAGES or Abengoa

15

 STRATEGIC UPDATEUpdate on Waivers    Change of Ownership waiver secured     Consent from DOE to lower the minimum ownership required by Abengoa in Atlantica from 30% to 16%Consent effectiveness subject to Abengoa fulfilling a number of conditions precedent  Solana & Mojave  ACT  All waivers required from Atlantica to close the Algonquin transaction1 secured already or upon closing              (1) The purchase of Atlantica shares by Algonquin from Abengoa is subject to other conditions precedent, most of which are beyond our control. Atlantica cannot make any representation regarding an agreement reached by two third parties

 DIVIDENDQuarterly Dividend Increase to $0.29 per Share    Quarterly dividend of $0.29 per share approved 12% increase versus previous quarter 78% increase versus Q3 2016

 NASDAQ TICKERTicker Symbol Will ChangeNASDAQ: AY  The company ticker symbol on NASDAQ will be changed to AY from ABY, effectively from tomorrow November 14, 2017  Investor Relations Leire Perez+44 203 499 04 65ir@atlanticayield.com   For more information, please visit www.atlanticayield.com     Atlantica Yield plc (NASDAQ: AY), the sustainable total return company announces that:  CUSIP number will remain unchanged: G0751N103

 2. Q&A

 Appendix

         9m 2017  9m 2016  7.2  2.5    9.6  42.6  46.0  25.3  (5.1)  306.8  310.4  234.4  236.4  6.7  5.2  (3.7)  Q3 2017 RECONCILIATIONReconciliation of Further Adjusted EBITDA including unconsolidated affiliates to Profit/(loss) for the period    US $ in millions   Profit/(loss) for the period attributable to the Company  Profit/(loss) attributable to non-controlling interest  Income tax  Share of loss/(profit) of associates carried under the equity method  Financial expense, net  629.1  626.8  Further Adjusted EBITDAincl. unconsolidated affiliates  364.5  377.1  Operating Profit  Depreciation, amortization, and impairment charges  Atlantica Yield’s pro-rata share of EBITDA from unconsolidated affiliates  Further Adjusted EBITDA  620.1  623.9  21.2  10.4  Dividend from exchangeable preferred equity investment in ACBH or its compensation

Q3 2017 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Financials by Quarter

Key Financials		1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17
Revenues	US $ in thousands	**118,304**	**190,265**	**267,345**	**214,967**	**790,881**	**206,376**	**261,302**	**295,272**	**208,847**	**971,797**	**198,146**	**285,069**	**291,964**
F.A. EBITDA margin (%)		*88.9%*	*83.9%*	*81.8%*	*71.2%*	*80.5%*	*75.0%*	*79.5%*	*89.5%*	*69.6%*	*79.5%*	*83.3%*	*79.9%*	*80.9%*
Further Adj. EBITDA incl. unconsolidated affiliates		**105,186**	**159,600**	**218,650**	**153,074**	**636,510**	**154,879**	**207,645**	**264,262**	**145,326**	**772,112**	**165,049**	**227,841**	**236,252**
Atlantica Yield's pro-rata share of EBITDA from unconsolidated affiliates		(5,477)	(1,622)	(2,121)	(3,071)	(12,291)	(2,332)	(2,193)	(2,157)	(2,120)	(8,802)	(1,100)	(2,064)	(2,052)
Further Adjusted EBITDA		**99,709**	**157,978**	**216,529**	**150,003**	**624,219**	**152,547**	**205,452**	**262,105**	**143,206**	**763,310**	**163,949**	**225,777**	**234,200**
Dividends from unconsolidated affiliates		-	-	4,163	254	4,417	-	4,984	-	-	4,984	-	-	2,454
Non-monetary items		(21,229)	(23,741)	(21,447)	(24,993)	(91,410)	(18,356)	(12,563)	(11,508)	(16,948)	(59,375)	(12,025)	(10.758)	(13,005)
Interest and income tax paid		(19,291)	(113,023)	(46,161)	(131,759)	(310,234)	(27,613)	(137,371)	(27,183)	(141,890)	(334,057)	(26,610)	(143,081)	(28,976)
Principal amortization of indebtedness net of new indebtedness at project level		(8,790)	(41,873)	(38,573)	(86,153)	(175,389)	(14,254)	(53,851)	(18,792)	(95,739)	(182,636)	(21,522)	(54,528)	(20,330)
Deposits into/withdrawals from debt service accounts		(211)	(6,352)	(10,090)	(183)	(16,837)	(34,155)	12,291	(43,027)	18,186	(46,705)	7,557	(8,157)	(26,581)
Change in non-restricted cash at project companies		16,255	47,092	(62,285)	71,155	72,217	(41,089)	59,969	(90,385)	112,918	41,413	(27,293)	66,886	(143,982)
Dividends paid to non-controlling interests		-	-	(4,665)	(3,642)	(8,307)	-	(5,479)	(3,473)	-	(8,952)	-	(1,801)	(2,837)
Changes in other assets and liabilities		(27,944)	24,516	21,105	62,143	79,821	(13,237)	(33,824)	(13,957)	39,325	(21,694)	(23,184)	(39,756)	35,747
Asset refinancing		-	-	-	-	-	14,893	-	-	-	14,893	-	-	-
Cash Available For Distribution (CAFD)		**38,500**	**44,595**	**58,576**	**36,825**	**178,496**	**18,736** (3)	**39,607**	**53,780** (5)	**59,058** (5)	**171,181**	**60,872** (5)	**34,582**	**36,690**
Dividends declared[1]		34,074	40,087	43,093	-	117,254	-	29,063	16,335	25,054	70,452	25,054	26,056	29,063
# of shares at the end of the period		80,000,000	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260	100,217,260
DPS (in $ per share)		**0.340**	**0.400**	**0.430**	**-**	**1.170**	**-**	**0.290** (4)	**0.163**	**0.250**	**0.703**	**0.250**	**0.260**	**0.290**
Debt details														
Project debt	US $ in millions	3,796.7	5,241.2	6,042.6	5,470.7	5,470.7	5,666.8	5,512.1	5,612.9	5,330.5	5,330.5	5,410.3	5,474.1	5,579.5
Project cash		(182.5)	(373.3)	(618.9)	(469.2)	(469.2)	(529.4)	(469.7)	(587.6)	(472.6)	(472.6)	(487.4)	(435.4)	(597.0)
Net project debt		**3,614.1**	**4,867.9**	**5,423.7**	**5,001.5**	**5,001.5**	**5,137.4**	**5,042.4**	**5,025.3**	**4,857.9**	**4,857.9**	**4,922.9**	**5,038.7**	**4,982.5**
Corporate debt		376.1	377.1	668.7	664.5	664.5	669.9	666.3	671.6	668.2	668.2	667.9	684.6	700.9
Corporate cash		(84.9)	(154.8)	(43.6)	(45.5)	(45.5)	(45.4)	(84.9)	(85.8)	(122.2)	(122.2)	(102.0)	(178.9)	(197.1)
Net corporate debt		**291.2**	**222.3**	**625.1**	**619.0**	**619.0**	**624.5**	**581.4**	**585.8**	**546.0**	**546.0**	**565.9**	**505.7**	**503.8**
Total net debt		**3,905.3**	**3,090.2**	**6,048.8**	**5,620.5**	**5,620.5**	**5,761.9**	**5,623.8**	**5,611.2**	**5,403.8**	**5,403.8**	**5,488.8**	**5,544.4**	**5,486.3**
Net Corporate Debt/CAFD pre corporate interests[2]		**1.8x**	**1.3x**	**2.2x**	**2.9x**	**2.9x**	**2.9x**	**2.7x**	**2.7x**	**2.7x**	**2.7x**	**2.6x**	**2.3x**	**2.3x**

(1) Dividends are paid to shareholders in the quarter after they are declared
(2) Ratios presented are the ratios shown on each quarter's earnings presentations
(3) Includes the impact of a one-time partial refinancing of ATN2
(4) Dividend declared on August 3 2016 is the sum of $0.145 per share corresponding to the first quarter of 2016 and $0.145 per share corresponding to the second quarter of 2016
(5) Includes compensation from our preferred equity investment in Brazil ($21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

22

Q3 2017 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Segment Financials by Quarter

Revenue	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17
by Geography (US $ in thousands)													
NORTH AMERICA	55,943	94,214	109,654	68,328	328,139	65,232	100,617	109,491	61,722	337,061	60,952	109,505	99,580
SOUTH AMERICA	24,405	26,227	29,617	32,231	112,480	29,008	28,973	30,183	30,599	118,763	28,527	30,161	31,317
EMEA	37,956	69,824	128,074	114,408	350,262	112,135	131,712	155,598	116,527	515,973	108,667	145,403	161,067
by Business Sector													
RENEWABLES	63,680	129,747	204,412	145,173	543,012	141,166	201,246	235,844	146,070	724,326	137,664	225,939	230,872
CONVENTIONAL	31,330	34,009	34,676	38,702	138,717	35,179	30,289	29,452	33,126	128,046	29,800	29,614	30,240
TRANSMISSION	19,159	20,079	22,046	25,109	86,393	23,530	23,383	23,822	24,402	95,137	24,165	23,452	23,447
WATER	4,136	6,429	6,211	5,983	22,759	6,501	6,384	6,154	5,249	24,288	6,517	6,064	7,405
Total Revenue	118,304	190,265	267,345	214,967	790,881	206,376	261,302	295,272	208,848	971,797	198,146	285,069	291,964

Further Adj. EBITDA incl. unconsolidated affiliates	1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17
by Geography													
NORTH AMERICA	50,941	86,356	94,739	47,523	279,559	51,212	89,959	103,049	40,470	284,690	54,753	97,033	91,503
	91.1%	91.7%	86.4%	69.6%	85.2%	78.5%	89.4%	94.1%	65.6%	84.5%	89.8%	88.6%	91.9%
SOUTH AMERICA[1]	24,998	26,625	29,171	30,111	110,905	24,062	23,996	45,496	31,046	124,599	33,757	24,858	25,559
	102.4%	101.5%	98.5%	93.4%	98.6%	82.9%	82.8%	150.7%	101.5%	104.9%	118.3%	82.4%	81.6%
EMEA	29,247	46,619	94,739	75,441	246,046	79,605	93,690	115,718	73,810	362,823	76,539	105,951	119,190
	77.1%	66.8%	74.0%	65.9%	70.2%	71.0%	71.1%	74.4%	63.3%	70.3%	70.0%	72.9%	74.0%
by Business Sector													
RENEWABLES	52,760	106,404	162,971	95,022	417,157	102,170	155,253	191,570	89,435	538,427	102,625	176,638	183,344
	82.9%	82.0%	79.7%	65.5%	76.8%	72.4%	77.1%	81.2%	61.2%	74.3%	74.5%	78.2%	79.4%
CONVENTIONAL	26,961	26,358	26,937	27,415	107,671	27,079	26,655	26,390	26,367	106,492	26,716	26,126	27,128
	86.1%	77.5%	77.7%	70.8%	77.6%	77.0%	88.0%	89.6%	79.6%	83.2%	89.7%	88.2%	89.7%
TRANSMISSION[1]	20,529	21,326	22,885	24,307	89,047	19,410	19,948	40,551	24,886	104,795	30,459	19,373	18,817
	107.2%	106.2%	103.8%	96.8%	103.1%	82.5%	85.3%	170.2%	102.0%	110.2%	126.0%	82.6%	80.3%
WATER	4,936	5,512	5,856	6,331	22,635	6,220	5,789	5,751	4,638	22,398	5,249	5.705	6,964
	119.4%	85.7%	94.3%	105.8%	99.5%	95.7%	90.7%	93.5%	88.3%	92.2%	80.5%	94.0%	94.0%
Total Further Adj. EBITDA incl. unconsolidated affiliates[1]	105,186	159,600	218,649	153,075	636,510	154,879	207,645	264,262	145,325	772,112	165,049	227,842	236,253
	88.9%	83.9%	81.8%	71.2%	80.5%	75.0%	79.5%	89.5%	69.6%	79.5%	83.3%	79.9%	80.9%

(1) Further Adjusted EBITDA includes our share in EBITDA of unconsolidated affiliates and the dividend from our preferred equity investment in Brazil or its compensation ($4.6M for each quarter from Q3 2014 until Q3 2015, $21.2M in Q3 2016, $6.8M in Q4 2016 and $10.4M in Q1 2017)

23

Q3 2017 Earnings Presentation

Atlantica Yield

HISTORICAL FINANCIAL REVIEW

Key Performance Indicators

Capacity in operation[1] (at the end of the period)		1Q15	2Q15	3Q15	4Q15	FY 2015	1Q16	2Q16	3Q16	4Q16	FY 2016	1Q17	2Q17	3Q17
RENEWABLES	(MW)	991	1,241	1,441	1,441	1,441	1,441	1,441	1,442	1,442	1,442	1,442	1,442	1,442
CONVENTIONAL	(electric MW)	300	300	300	300	300	300	300	300	300	300	300	300	300
TRANSMISSION	(Miles)	1,018	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099	1,099
WATER	(Mft³/day)	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5	10.5
Production / Availability														
RENEWABLES[2]	(GWh)	319	764	958	495	2,536	514	974	1,098	501	3,087	460	1,100	1,017
CONVENTIONAL[3]	(GWh)	628	616	601	620	2,465	529	621	649	617	2,416	591	580	615
	(electric availability %)[4]	101.7%	101.9%	101.7%	101.5%	101.7%	87.5%	102.5%	103.5%	103.3%	99.1%	99.8%	99.8%	101.6%
TRANSMISSION	(availability %)[5]	99.9%	99.8%	99.3%	100.0%	99.9%	99.9%	99.9%	99.9%	100.0%	100.0%	94.4%	98.8%	99.1%
WATER	(availability %)[6]	96.8%	103.2%	101.6%	102.5%	101.5%	101.5%	102.7%	102.9%	100.2%	101.8%	102.5%	101.9%	102.7%

(1) Represents total installed capacity in assets owned at the end of the period, regardless of our percentage of ownership in each of the assets
(2) Includes curtailment in wind assets in Q1, Q2 and Q3 of 2017 for which we receive compensation
(3) Conventional production and availability were impacted by a scheduled major maintenance in February 2016, which occurs periodically
(4) Electric availability refers to operational MW over contracted MW with Pemex
(5) Availability refers to actual availability adjusted as per contract
(6) Availability refers to actual availability divided by contracted availability

24

       1Q15  2Q15  3Q15  4Q15  FY 2015    1Q16  2Q16  3Q16  4Q16  FY 2016    1Q17  2Q17  3Q17                                           US     14.3%  33.7%  34.5%  17.1%  24.9%    17.3%  36.4%  33.5%  16.0%  25.8%    18.1%  41.9%  29.6%   Spain     15.1%  30.6%  31.3%  8.6%  21.0%    9.5%  27.0%  35.4%  9.9%  20.4%    10.0%  31.0%  33.4%   Kaxu        26.0%  31.1%  29.3%(2)    42.2%  25.8%  33.2%  34.3%  33.9%    15.9%  20.9%  21.4%                                    WIND3 (Uruguay)     27.3%  34.4%  41.9%  39.3%  35.8%    31.6%  32.2%  35.9%  34.9%  33.7%    27.8%  36.1%  46.1%  SOLAR                                                                                                                      Historical Capacity Factors1  HISTORICAL FINANCIAL REVIEWCapacity Factors  Historical Capacity Factors calculated from the date of entry into operation or the acquisition of each asset. Some capacity factors are not indicative of a full period of operationsAverage capacity factor in Kaxu for 2015 calculated from August 1, 2015 Includes curtailment production in wind assets for which we receive compensation

Q3 2017 Earnings Presentation

STABLE PORTFOLIO

Long-Dated Contracts with Credit-Worthy Counterparties

LONG-TERM CONTRACTS

21 Weighted average years remaining[2]

HIGH QUALITY OFFTAKERS

~95% Investment grade offtakers[1]

STRONG CORPORATE STRUCTURE

- Majority of independent directors
- No IDRs
- Tax efficient structure

LOW DEPENDENCE ON NATURAL RESOURCES[3]



- **32%** PRODUCTION-BASED
- **68%** AVAILABILITY-BASED

(1) Based on Moody's rating. Offtakers for Quadra 1&2, Honaine, Skikda and ATN2 are unrated. Offtaker for ATN and ATS is the Ministry of Energy of the Government of Peru, for Spanish assets is the Government of Spain and for Kaxu is the Republic of South Africa
(2) Represents weighted average years remaining as of December 31, 2016
(3) Based on run-rate CAFD estimations

26

Q3 2017 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

Portfolio Breakdown[1]

CURRENCY[2]

+90% Denominated in USD

SECTOR


73% Renewable
17% Conventional
7% Transmission
3% Water

GEOGRAPHY


41% North America
40% Europe
12% South America
7% RoW

~ 90% of long term interest rate in projects is fixed or hedged

(1) All amounts based on run-rate CAFD estimations and assumes no acquisitions
(2) Including the effect of currency swap agreements

27

 SELF AMORTIZING DEBT STRUCTURE  ASSETS  Non-recourse project debt self-amortizing progressively before the end of the contracted life  100%  +90% of interest rates fixed or hedgedSignificant “Tail periods” in a large majority of the projects  $5,330  $4,173    +$1.1B reduction in the next 5 years  FINANCINGSustainable Project Debt Profile  (1) Represents repayment schedule as of December 31, 2016  (1)

 TAIL PERIODSRemaining Project Life after Debt Amortization    PPAs with predefined prices for 21 years on average1 Additionally, “second life” (merchant or additional PPA) after existing PPA in all assets excluding ATN and ATS     PPA expiration year      Contract term2  Project debt term  Year  (1) Represents weighted average years remaining as of December 31, 2016(2) Regulation term in the case of Spain

         US $ in millions  2019 Notes  Credit Facility (Tranche A)  Maturity  2019  Nominal Amount  255.0  Total  704.9  2018  125.0  CORPORATE DEBT DETAILSCorporate Debt as of September 30, 2017  Note Issuance Facility in Euros  (Note 1)  (Note 2)  (Note 3)  2022  108.7  2023  108.1  2024  108.1  Exchange rates as of September 30, 2017: (EUR/USD = 1.1814)

Q3 2017 Earnings Presentation

Atlantica Yield

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO

	ASSET	TYPE	STAKE	LOCATION	GROSS CAPACITY	OFFTAKER	RATING [1]	YEARS CONTRACT LEFT	CCV
RENEWABLE ENERGY	Solana	Solar	100% (2)	USA (Arizona)	280 MW	APS	A-/A3/A-	27	USD
	Mojave	Solar	100%	USA (California)	280 MW	PG&E	A-/A3/A-	23	USD
	Solaben 2/3	Solar	70%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21/20	USD (4)
	Solacor 1/2	Solar	87%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	20	USD (4)
	PS 10/20	Solar	100%	Spain	31 MW	Kingdom of Spain	BBB+/Baa2/BBB+	15/17	USD (4)
	Helioenergy 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	20	USD (4)
	Helios 1/2	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	21	USD (4)
	Solnova 1/3/4	Solar	100%	Spain	3x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	18/18/19	USD (4)
	Solaben 1/6	Solar	100%	Spain	2x50 MW	Kingdom of Spain	BBB+/Baa2/BBB+	22	USD (4)
	Seville PV	Solar	80%	Spain	1 MW	Kingdom of Spain	BBB+/Baa2/BBB+	19	EUR
	Kaxu	Solar	51%	South Africa	100 MW	Eskom	BB+/Baa3/BB+ (3)	18	ZAR
	Palmatir	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- (3)	17	USD
	Cadonal	Wind	100%	Uruguay	50 MW	UTE	BBB/Baa2/BBB- (3)	18	USD

(1) Reflects the counterparty's issuer credit ratings issued by S&P, Moody's and Fitch, respectively
(2) Liberty Interactive Corporation holds $300M in Class A membership interests in exchange for a share of the dividends and the taxable loss generated by Solana
(3) For Kaxu is the credit rating of the Republic of South Africa, and for Palmatir and Cadonal it refers to the credit rating of Uruguay, as UTE is unrated
(4) Gross cash in Euros dollarized through currency hedges

31

SIZEABLE AND DIVERSIFIED ASSET PORTFOLIO (Cont’d)    ASSET  TYPE  STAKE  LOCATION  GROSSCAPACITY  OFFTAKER  RATING 1  YEARSCONTRACT LEFT  CCY  CONVENTIONALPOWER  ACT    100%  Mexico  300 MW  Pemex  BBB+/Baa3/BBB+  16  USD (2)  ELECTRICAL TRANSMISSION  ATN    100%  Peru  362 miles  Peru  BBB+/A3/BBB+  24  USD (2)    ATS    100%  Peru  569 miles  Peru  BBB+/A3/BBB+  27  USD (2)    ATN 2    100%  Peru  81 miles  Minera Las Bambas  Not rated  16  USD (2)    Quadra 1&2    100%  Chile  81 miles  Sierra Gorda  Not rated  18  USD (2)    Palmucho    100%  Chile  6 miles  Enel Generacion Chile  BBB+/Baa2/BBB+  21  USD (2)  WATER  Skikda    34%  Algeria  3.5 Mft3/day  Sonatrach & ADE  Not rated  17  USD (2)    Honaine    26%  Algeria  7 Mft3/day  Sonatrach & ADE  Not rated  21  USD (2)        Reflects the counterparty’s issuer credit ratings issued by S&P, Moody’s and Fitch, respectivelyUSD denominated but payable in local currency

 Great West House, GW1, 17th floor,Great West RoadBrentford TW8 9DFLondon (United Kingdom)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLANTICA YIELD PLC

/s/ Santiago Seage
Name:	Santiago Seage
Title:	Chief Executive Officer

Date: November 13, 2017